Exhibit 99.1

Corporación América Airports Announces Recent Development

Arbitration Procedure Against the Government of Peru

Final Award Determined by ICSID

Luxembourg, May 13, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, announced today the following recent development related to the arbitration procedure request submitted by Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”, in which CAAP holds 50% of the shares) to the competent authority, ICSID (known as CIADI in Spanish), in June 2018, in connection with the unilateral decision of the Government of Peru to terminate the concession agreement for the new Chinchero International Airport.

On May 9, 2024, Kuntur Wasi received notification from the ICSID Arbitral Court of the award (ICSID Case No. ARB/18/27) regarding the arbitration procedure on the case Sociedad Aeroportuaria Kuntur Wasi S.A. and Corporación América S.A. v. Republic of Peru. The Tribunal decided, among other things that “Peru breached the Concession Contract by terminating it without a well- founded reason of public interest". Furthermore, “the Tribunal orders that damages in the amount of US$91,205,056 (including interest to 28 February 2024) should be paid to Kuntur Wasi, together with any additional interest that has accrued at the rate established in this award to the date of payment; compounded annually”. The Company will provide any further updates on the matter as appropriate.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is one of the leading private airport operators in the world, currently operating 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716